APEX MEMORIAL, LP

FINANCIAL STATEMENTS
(unaudited)

January 10, 2019

Together with
Independent Accountants' Review Report

dbbmckennon
Certified Public Accountants.
Registered Firm - Public Company Accounting Oversight Board

Apex Memorial, LP
Index to Financial Statements
(Unaudited)

dbbmckennon

Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Manager and Member of
Apex Memorial, LP
Houston, TX

Report on the Financial Statements

We have reviewed the accompanying financial statements of Apex Memorial, LP (the "Company"), a Texas limited partnership, which comprise the balance sheet as of January 10, 2019 (Inception) and the related statements of operations and member's equity, and of cash flows as of such date, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 2, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

dbbMcKennon

Newport Beach, California
October 17, 2019

1

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756 P: 949.200.3280 F: 949.200.3281 www.dbbmckennon.com

Santa Monica Newport Beach San Diego

APEX MEMORIAL, LP
BALANCE SHEET
(Unaudited)

	January 10, 2019
Assets	
Current assets -	
Cash	$ -
Total assets	$ -
Liabilities and Member's Equity	
Current liabilities -	
Accounts payable	$ -
Total current liabilities	-
Total liabilities	-
Commitments and contingencies (Note 3)	-
Member's Equity	-
Total member's equity	-
Total liabilities and member's equity	$ -

See accompanying notes to the financial statements and independent accountants' review report.

2

APEX MEMORIAL, LP
STATEMENT OF OPERATIONS AND MEMBER'S EQUITY
(Unaudited)

	January 10, 2019
Revenues	$ -
Operating Expenses -	
General and administrative	-
Total operating expenses	-
Net income	-
Beginning member's equity	-
Ending member's equity	$ -

See accompanying notes to the financial statements and independent accountants' review report.

3

APEX MEMORIAL, LP
STATEMENT OF CASH FLOWS
(Unaudited)

	January 10, 2019
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ -
Net cash provided by operating activities	-
Change in cash and cash equivalents	-
Cash and cash equivalents, beginning of period (inception)	-
Cash and cash equivalents, end of period (inception)	$ -
Supplemental disclosures of cash flow information:	
Cash paid for interest	$ -
Cash paid for income taxes	$ -

See accompanying notes to the financial statements and independent accountants' review report.

4

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Apex Memorial, LP (the "Company") is a Texas limited partnership company formed on January 10, 2019 ("Inception"). The financial statements of Apex Memorial, LP (which may be referred to as the "Company", "we," "us", or "our") included herein are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company is located in Houston, Texas.

The Company is 100% owned by the Summit Interests I, LP (the "limited partner"). Triumph Franchise Management, LLC, (the "general partner") has a controlling interest in the Company.

The Company will own and operate a Texadelphia franchised restaurant in the Houston, Texas. Texadelphia is the home of the "Original Texas Cheesesteak," Philly's favorite sandwich served with a Texas twist.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Going Concern and Management Plans
To date we have limited operations. We will incur significant additional pre-opening costs for the build-out of the planned restaurant facility as well as working capital during initial months of operations. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from a proposed Regulation Crowdfunding campaign as well as funding from the Company's general and limited partners. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of January 10, 2019. Fair values for these items were assumed to approximate carrying values because of their short-term nature or they are payable on demand.

Risks and Uncertainties
The Company has a limited operating history and has not yet generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, government policy changes, changes to minimum wages and employee benefit requirements, consumer tastes and trends in our product market, negative press, delays in our lease being available or competition from other food and beverage establishments. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from the beverage and foods sales as provided to the customer. To date, the Company has not started generating revenue.

Income Taxes
The Company is a Limited Partnership (LP). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective share of the Company's taxable income. The Company may pay minimum state franchise taxes at reduced rates. The Company's tax returns are subject to tax examination by the Internal Revenue Service or state regulatory agencies since Inception.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000.

NOTE 3 – COMMITMENTS AND CONTIGENCIES

Management Fee
On June 1, 2019, the Company entered into a management agreement with both the general and limited partners. For services provided to the Company, the general partner shall be paid a management fee of five percent (5%) of gross receipts generated by the Company on in the preceding month. Such fee shall be payable on a monthly basis on the first day of each month of operations. The management fee shall be evaluated every six (6) months. If the books and records of the Company reflect a monthly positive cash flow during such evaluation, meaning current gross revenue exceeds the current amount of operating expenses, then the general partner shall continue to receive such management fee. If the books and records of the Company reflect a negative cash flow during such evaluation, then the general partner shall not receive a management fee. During a period of any temporary discontinuance of management fee payments, the cash flow of the Company shall be evaluated on a daily basis such that management fees shall resume at such point the books and records of the Company reflect a current positive cash flow. The first evaluation shall not occur until the Company has been open for business for at least 18 months.

The Company is not currently involved with, and does not know of any, pending or threatened litigation against the Company or any of its officers.

NOTE 4 – MEMBER'S EQUITY

Allocations
Any profits and losses for the year shall be allocated to the partners in according with their partnership percentages in effect at the end of the year. Losses shall not reduce the capital account of any limited partner below zero at the end of any year. All losses in excess shall instead be allocated to the capital account of the general partner.

NOTE 5 – SUBSEQUENT EVENTS

See Note 3 for management agreement entered subsequent to period-end.

Lease
On June 18, 2019, the Company entered into a lease, guaranteed by the Company's general partner, for a period of 120 months commencing on one-hundred and twenty (120) days following the landlord's delivery of possession of the premises to the Company. The lease calls for a security deposit of $21,160. Monthly base rent will increase from $15,544 to $17,637 over the life of the lease. In addition, the Company is required to pay a proportionate share of the landlord's operating costs, taxes and insurance. The Company has the option to extend the lease term for two periods of five years upon the expiration of the original term of this lease.

Subsequent to period-end, the Company paid $9,000 for area development fees in connection to the franchise agreement (see below).

The Company anticipates entering into a franchising agreement with an initial period of 20 consecutive years under the signed area development agreement entered into by the Company's general partner. Upon execution of the franchise agreement, the Company will pay an initial non-refundable franchise fee of $9,000. The Company shall also pay a weekly royalty fee of 4% of gross revenues. The Company may renew the term of this agreement for one additional 10-year period and will pay a renewal fee of the then current initial franchise fee.

The Company has evaluated subsequent events that occurred after January 10, 2019 through October 17, 2019, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.